Your ref
Our ref CMP-0014-01

03 JUL -1 AM 7:21

ERG GROUP

23 June 2003

03024218

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs

ERG Ltd

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media release headed "ERG Limited – Ten for One Share Consolidation".

Yours faithfully

Beth Jones

fo/ **Clare Barrett-Lennard**
Company Secretary

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

dlw 7/1

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr230603.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group



ASX.Online@asx.com.au

23/06/2003 10:07

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release - Share Consolidation (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 60334 as follows:
Release Time: 23-Jun-2003 12:07:33
ASX Code: ERG
File Name: 60334.pdf
Your Announcement Title: ERG Limited Ten for One Share Consolidation



60334.pdf

DATE	23 June 2003
CONTACT	Shaun Duffy, General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

ERG

GROUP

ERG Limited
Ten for One Share Consolidation

The Board of ERG Limited (ERG) today resolved to implement the ten for one share consolidation approved by shareholders on 30 April 2003 as part of the 2003 Recapitalisation Proposal (Share Consolidation).

The Share Consolidation will be effective as at 24 June 2003 giving a record date for the consolidation of 30 June 2003.

Where the number of shares held by a member of the Company as a result of the consolidation includes any fraction of a share, those fractions will be cancelled and extinguished and the consolidation will otherwise be on the terms and conditions set out in the Information Memorandum for the 2003 Recapitalisation Proposal.

Following the consolidation, the number of ordinary shares on issue will be approximately 267,503,037.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 780 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

MEDIA RELEASE

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